Exhibit 99.51

PRESS RELEASE

Trading Symbol: SVM.TO	August 13, 2007

SILVERCORP ACHIEVES RECORD $0.33 EPS FOR THE 1st QUARTER ENDED JUNE 30, 2007

VANCOUVER, British Columbia – August 13, 2007 – Silvercorp Metals Inc. (the “Company”) is pleased to announce that for the first quarter ended June 30, 2007, the Company recorded consolidated net earnings of $15,887,496, equating to $0.33 per share or $0.32 per share fully diluted. The cash flows provided from operations were $20,734,355 with a record profit margin of 65.02% (2007- 54.41%) . All figures are expressed in Canadian dollars, other than share and mining data.

FIRST QUARTER HIGHLIGHTS

During the first quarter ended June 30, 2007, earnings from mine operations amounted to $19,094,909 (2007 - $3,412,714) representing a gross margin of 78.14% (2007 - 78.76%) . The net income realized was $15,887,496 (2007 - $2,357,580) with a record profit margin of 65.02% (2007- 54.41%) . The net earnings are $0.33 (2007 - $0.05) per basic share or $0.32 (2007 - $0.05) per fully diluted share. The net income increase of $13,529,916, over the comparable period in the prior year, is attributed to the increased through-put capacity of the Ying Silver Mine and the commencement of production at the HPG Property since April 1, 2007. Sales from the Ying Silver Mine increased four-fold to $22,748,272 over the prior comparable period. The HPG Mine achieved sales of $1,688,061 in its first quarter of operations.

During the first quarter, our operating subsidiary, Henan Found received a favorable ruling from the local Chinese tax authorities on it’s tax exemption application. Accordingly, the Company adjusted the income tax provision of $1,623,286 recorded for the fourth quarter ended March 31, 2007 and an income tax recovery of $1,610,903 was recorded for this quarter.

Total sales and realized prices net of value added tax and smelter charges for this quarter are:

  870,608 ounces of silver sold for $10,374,894 at an average selling price of $11.92 per ounce;
  323 ounces of gold sold for $160,337 at an average selling price of $496.40 per ounce;
  11,269,546 pounds of lead sold for $9,139,478 at an average selling price of $0.81 per pound; and,
  3,849,273 pounds of zinc sold for $4,761,624 at an average selling price of $1.24 per pound.

The total cost of sales, including milling costs, for the first quarter amounted to $5,341,424 (2007 - $920,336), and are:

  $4,697,879 (2007 - $814,671) for the cash cost of production; and,
  $643,545 (2007 - $105,665) for the depreciation charges.

For this quarter, 70,816 (2007 - 30,719) tonnes of ores were mined, from which 2,658 (2007 - 1,061) tonnes of direct shipping ores were hand sorted for direct shipment to smelter, and 68,158 (2007- 29,658) tonnes of ores were shipped to mills for treatment to recover silver-lead and zinc concentrates. The average mining cost is $49.84 (2007 - $43.44) per tonne of ore and average milling cost is $13.12 (2007 - $18.56) per tonne of ore.

The average production cost recorded per metal is: $2.61 (2007 - $2.07) per ounce for silver, $108.83 (2007 - $nil) per ounce for gold, $0.18 (2007 - $0.10) per pound for lead, and $0.27 (2007 - $0.23) per pound for zinc. The average silver production cost adjusted for by-product credit is negative $10.00 (2007 - negative $6.59) per ounce.

The mills continue to achieve high recovery rates from the Ying Silver Property ores:

  88.58% (2007 - 91.44%) for silver;
  93.32% (2007 - 97.06%) for lead; and,
  79.05% (2007 - 81.21%) for zinc.

OUTLOOK

The Company anticipates ore production and milling through-put to be stable for the 2008 fiscal year; therefore, the Company’s revenue and net profit should increase substantially over the 2007 fiscal year.

The Company’s Unaudited Interim Consolidated Financial Statements and Management’s Discussion and Analysis are available for review on our website at www.silvercorp.ca and through SEDAR at www.sedar.com.

The following are non-GAAP measurements and investors are cautioned not to place undue reliance on it and are urged to read all GAAP accounting disclosures present in the unaudited interim consolidated financial statements and accompanying notes: Average selling price (net of Value Added tax and smelter charges); Average production cost per ounce; Average production cost per pound; Average production cost per ounce; Mining cost per tonne of ore mined; Milling cost per tonne of ore milled; Average silver production costs adjusted for by-product credit; and, Cash cost of production. These non-GAAP measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance measurement, but does not have standardized meaning.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. along with its subsidiary companies and joint ventures (collectively the “Company”) are engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties in the People’s Republic of China (“China”). The Company is a reporting issuer in British Columbia, Alberta, Ontario, Nova Scotia, New Brunswick, Manitoba, Saskatchewan, and trades on the TSX Exchange under the symbol “SVM”. The Company is on the S&P/TSX Composite Index, the S&P/TSX Global Gold Index, and S&P/TSX Global Mining Index.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO, Phone: (604) 669-9397, fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS
Statements in this press release other than purely historical information, including statements relating to the Company’s future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Production and revenue projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability. As a result, actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.